Exhibit 12

Ratio of Earnings to Fixed Charges

The Thaxton Group, Inc.

(dollars in thousands)

	Year Ended December 31,
	1998	1999	2000	2001	2002
Net Income	(1,028)	1,288	(397)	3,035	5,134
Provision for Income Taxes	(468)	1,258	550	2,095	3,130
Income before Income Taxes	(1,496)	2,546	153	5,130	8,264
Fixed Charges:
Interest Expensed	4,934	17,272	21,024	19,070	15,211
Amortization of deferred financing costs
Estimated interest factor on operating leases
Total fixed Charges	4,934	17,272	21,024	19,070	15,211
Income before income taxes	(1,496)	2,546	153	5,130	8,264
Fixed charges	4,934	17,272	21,024	19,070	15,211
Total earnings	3,438	19,818	21,177	24,200	23,475
Ratio of earnings to fixed charges	0.70	1.15	1.01	1.27	1.54